UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 32)

MFS Government Markets Income Trust (MGF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552939100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ____

CUSIP No.: 552939100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  473,183

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  473,183

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

473,183

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

0.67%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 32 ("Amendment No. 32") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 473,183 shares of MGF on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 0.67% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 473,183 shares, which represents 0.67% of the outstanding Shares. George W. Karpus currently owns no shares of MGF. Mr. Karpus purchased shares on January 8, 2004 at $6.82 (1,500 shares), November 8 at $6.54 (900 shares), March 19, 2007 at $6.63 (250 shares), April 9, 2007 at $6.66 (1,075 shares), April 10, 2007 at $6.62 (425 shares), April 11, 2007 at $6.62 (2,475 shares), April 23, 2007 $6.66 (350 shares), April 24, 2007 at $6.69 (3,025 shares), April 25, 2007 at $6.70 (3,575 shares), April 26, 2007 at $6.65 (25 shares), April 27, 2007 at $6.65 (25 shares), April 30, 2007 at $6.71 (425 shares), May 1, 2007 at $6.72 (375 shares), May 2, 2007 at $6.74 (1,050 shares), May 3, 2007 at $6.74 (1,500 shares), May 4, 2007 at $6.76 (1,150 shares), May 7, 2007 at $6.74 (525 shares), May 8, 2007 at $6.76 (725 shares), May 9, 2007 at $6.71 (325 shares), May 14, 2007 at $6.73 (1,350 shares), May 15, 2007 at $6.70 (2,200 shares), June 4, 2007 at $6.70 (7,000 shares), June 6, 2007 at $6.67 (875 shares), June 7, 2007 at $6.59 (1,375 shares), June 8, 2007 at $6.58 (5,325 shares), June 11, 2007 at $6.56 (625 shares), June 12, 2007 at $6.53 (6,900 shares), June 13, 2007 at $6.50 (1,075 shares), June 14, 2007 at $6.53 (750 shares), June 15, 2007 at $6.51 (50 shares), June 18, 2007 at $6.59 (150 shares), June 21, 2007 at $6.58 (540 shares), June 22, 2007 at $6.57 (2,100 shares), June 25, 2007 at $6.58(2,975 shares), June 27, 2007 at $6.59 (3,230 shares), July 5, 2007 at $6.62 (150 shares), July 11, 2007 at $6.60 (225 shares), July 16, 2007 at $6.63 (1,600 shares), July 17, 2007 at $6.57 (1,405 shares), August 6, 2007 at $6.66 (250 shares) and on August 7, 2007 at $6.67 (360 shares). Mr. Karpus sold shares on October 8, 2007 at $6.96 (250 shares), October 9, 2007 at $6.90 (400 shares), October 12, 2007 at $6.87 (400 shares), October 15, 2007 at $6.88 (300 shares), October 16, 2007 at $6.86 (500 shares), October 19, 2007 at $6.92 (125 shares), October 22, 2007 at $6.93 (200 shares), October 23, 2007 at 6.95 (50 shares), October 24, 2007 at $6.91 (6,050 shares), October 25, 2007 at $6.91 (2,200 shares), October 26, 2007 at $6.90 (13,550 shares), October 29, 2007 at $6.89 (11,325 shares), October 30, 2007 at $6.87 (12,840 shares), October 31, 2007 at $6.89 (8,145 shares), November 1, 2007 at $6.95 (25 shares), November 2, 2007 at $6.94 (50 shares), November 5, 2007 at $6.94 (50 shares), November 6, 2007 at $7.02 (10 shares), November 7, 2007 at $6.93 (40 shares), Novembe r8, 2007 at $6.95 (175 shares), November 20, 2007 at $7.12 (2,660 shares), November 21, 2007 at $6.77 (25 shares), November 23, 2007 at $6.72 (125 shares), November 29, 2007 at $6.59 (425 shares) and on November 30, 2007 at $6.58 (250 shares). Sophie Karpus presently owns no shares of MGF. Ms. Karpus purchased shares on December 29, 1999 at a price of $5.75 (300 shares), December 26, 2003 at $6.77 (550 shares), November 2, 2004 at $6.63 (1,300 shares), May 16, 2005 at a price of $6.63 (1,850 shares). Ms. Karpus sold shares on October 19, 2007 at $6.91 (150 shares), October 22, 2007 at $6.93 (525 shares), October 31, 2007 at $6.93 (25 shares), November 2, 2007 at $6.94 (50 shares), November 5, 2007 at $6.96 (25 shares), November 6, 2007 at $6.97 (20 shares), November 7, 2007 at $6.93 (55 shares), November 8, 2007 at $6.95 (150 shares), November 20, 2007 at $7.12 (2,290 shares), November 21, 2007 at $6.73 (25 shares), November 23, 2007 at $6.71 (100 shares), November 29, 2007 at $6.59 (375 shares) and on November 30, 2007 at $6.59 (210 shares). Karpus Profit Sharing Plan presently owns no shares of MGF. The Plan purchased shares on November 13, 2001 at a price of $6.73 (1,050 shares), July 2, 2003 at $6.95 (1,150 shares), July 30, 2004 at $6.48 (600 shares), August 2, 2004 at $6.48 (100 shares), March 7, 2007 at $6.62 (3,000 shares), March 13, 2007 at $6.62 (2,500 shares), March 19, 2007 at $6.60 (25 shares), April 9, 2007 at $6.65 (100 shares), April 10, 2007 at $6.60 (50 shares), April 11, 2007 at $6.62 (225 shares), April 23, 2007 at $6.63 (50 shares), April 24, 2007 at $6.69 (275 shares), April 25, 2007 at $6.70 (325 shares), April 30, 2007 at $6.70 (50 shares), May 1, 2007 at $6.72 (25 shares), May 2, 2007 at $6.73 (100 shares), May 3, 2007 at $6.74 (150 shares), May 4, 2007 at $6.75 (75 shares), May 7, 2007 at $6.74 (50 shares) and on August 31, 2007 at $6.69 (1,750 shares). The Profit sharing Plan sold shares on October 8, 2007 at $6.95 (250 shares), October 16, 2007 at $6.86 (100 shares), October 17, 2007 at $6.89 (75 shares), October 18, 2007 at $6.90 (175 shares), October 19, 2007 at $6.92 (100 shares), November 6, 2007 at $7.02 (10 shares), November 7, 2007 at $6.97 (15 shares), November 8, 2007 at $6.95 (500 shares), November 20, 2007 at $7.12 (7,956 shares), November 21, 2007 at $6.70 (75 shares), November 23, 2007 at $6.71 (400 shares), November 27, 2007 at $6.66 (25 shares), November 28, 2007 at $6.65 (25 shares), November 29, 2007 at $6.59 (1,200 shares) and on November 30, 2007 at $6.58 (744 shares). Karpus Investment Management Defined Benefit Plan currently owns no shares of MGF. The Defined Benefit Plan purchased shares on September 2, 2003 at $6.65 (850 shares), April 29, 2004 at $6.53 (270 shares), September 15, 2006 at $6.59 (1,180 shares), April 20, 2006 at $6.26 (1,000 shares) and on August 7, 2007 at $6.67 (350 shares). The Plan sold shares on November 20, 2007 at $7.12 (2,786 shares), November 21, 2007 at $6.73 (25 shares), November 23, 2007 at $6.71 (125 shares), November 29, 2007 at $6.59 (450 shares) and on November 30, 2007 at $6.58 (264 shares). Jo Ann Van Degriff presently owns no shares of MGF. Ms. Van Degriff purchased shares on March 19, 2007 at $6.60, April 9, 2007 at $6.65 (100 shares), April 10, 2007 at $6.58 (25 shares), April 11, 2007 at $6.62 (200 shares), April 23, 2007 at $6.63 (50 shares), April 24, 2007 at $6.69 (250 shares), April 25, 2007 at $6.70 (275 shares), April 30, 2007 at $6.68 (25 shares), May 1, 2007 at $6.72 (25 shares), May 2, 2007 at $6.73 (100 shares), May 3, 2007 at $6.73 (100 shares), May 4, 2007 at $6.75 (100 shares), May 7, 2007 at $6.74 (50 shares), June 4, 2007 at $6.69 (575 shares), June 6, 2006 at $6.66, June 7, 2007 at $6.59 (100 shares), June 8, 2007 at $6.58 (425 shares), June 11, 2007 $6.54 (50 shares), June 12, 2007 $6.53 (575 shares), June 13, 2007 $6.49 (75 shares), June 14, 2007 at $6.52 (75 shares), June 18, 2007 at $6.56 (25 shares), June 21, 2007 at $6.56 (40 shares), June 22, 2007 at $6.57 (175 shares), June 25, 2007 at $6.58 (225 shares), June 27, 2007 at $6.59 (265 shares), July 5, 2007 at $6.59 (25 shares), July 11, 2007 at $6.56 (25 shares), July 16, 2007 at $6.61 (125 shares), and on July 17, 2007 at $6.54 (90 shares). Ms. Van Degriff sold shares on October 24, 2007 at $6.93 (475 shares), October 26, 2007 at $6.91 (1,250 shares), October 29, 2007 at $6.89 (875 shares), October 30, 2007 at $6.91 (1,035 shares) and on October 31, 2007 at $6.91 (635 shares). Karpus Management, Inc. presently owns no shares of MGF. KMI purchased shares on March 19, 2007 at $6.60, April 9, 2007 at $6.65 (100 shares), April 10, 2007 at $6.60 (50 shares), April 11, 2007 at $6.62 (225 shares), April 23, 2007 at $6.63 (50 shares), April 24, 2007 at $6.69 (300 shares), April 25, 2007 at $6.70 (350 shares), April 30, 2007 at $6.70 (50 shares), May 1, 2007 at $6.71 (50 shares), May 2, 2007 at $6.73 (100 shares), May 3, 2007 at $6.74 (150 shares), May 4, 2007 at $6.75 (75 shares), May 7, 2007 at $6.74 (50 shares). KMI sold shares on October 24, 2007 at $6.94 (175 shares), October 25, 2007 at $6.92 (75 shares), October 26, 2007 at $6.92 (400 shares), October 29, 2007 at $6.89 (325 shares), October 30, 2007 at $6.88 (375 shares) and on October 31, 2007 at $6.91 (225 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.49%. Urbana Partners, L.P. currently owns no shares of MGF. None of the other Principles of KIM presently own shares of MGF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares  Price Per Share
 10/8/2007  (44,200)   $6.92
 10/9/2007  (20,300)  $6.87
 10/10/2007  (400)   $6.84
 10/11/2007  (1,425)   $6.83
 10/12/2007  (93,100)   $6.83
 10/15/2007  (11,080)   $6.86
 10/16/2007  (24,600)   $6.85
 10/17/2007  (42,887)   $6.86
 10/18/2007  (126,410)   $6.88
 10/19/2007  (230,325)   $6.89
 10/22/2007  (97,787)   $6.92
 10/23/2007  (48,663)   $6.91
 10/24/2007  (152,000)   $6.92
 10/25/2007  (90,050)   $6.91
 10/26/2007  (226,200)   $6.91
 10/29/2007  (187,898)   $6.89
 10/30/2007  (217,100)   $6.88
 10/31/2007  (249,045)  $6.90
 11/1/2007  (66,100)   $6.88
 11/2/2007  (61,400)   $6.92
 11/5/2007  (22,835)   $6.93
 11/6/2007  (4,600)   $6.98
 11/7/2007  (70,005)   $6.91
 11/8/2007  (63,500)   $6.95
 11/20/2007  (3,316,746)   $7.12
 11/21/2007  (178,928)   $7.09
 11/23/2007  (65,300)   $6.71
 11/26/2007  (900)   $6.74
 11/27/2007  (1,218)   $6.65
 11/28/2007  (125,444)   $6.67
 11/29/2007  (286,039)   $6.59
 11/30/2007  (158,824)   $6.59
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   December 5, 2007